EXHIBIT 12

ONEOK, Inc.

Computation of Ratio of Earnings to Combined Fixed Charges

and Preferred Stock Dividend Requirements

	Years Ended December 31,
(Unaudited)	2006		2005		2004		2003		2002
	(Thousands of dollars)
Fixed Charges, as defined
Interest on long-term debt	$231,117		$116,642		$78,349		$87,382		$78,414
Other interest	4,493		27,031		5,239		5,873		10,523
Amortization of debt discount and expense	4,115		3,935		3,713		4,977		7,949
Interest on lease agreements	12,738		20,781		21,638		21,323		22,831
Total Fixed Charges	252,463		168,389		108,939		119,555		119,717
Preferred dividend requirements	-		-		-		37,536		60,820
Total fixed charges and preferred dividend requirements	$252,463		$168,389		$108,939		$157,091		$180,537

Earnings before income taxes and income from equity investees	$626,558		$643,131		$359,493		$332,246		$242,446
Total fixed charges	252,463		168,389		108,939		119,555		119,717
Earnings available for combined fixed charges and preferred stock dividend requirements	$879,021		$811,520		$468,432		$451,801		$362,163

Ratio of Earnings to combined fixed charges and preferred stock dividend requirements	3.48	x	4.82	x	4.30	x	2.88	x	2.01	x

For purposes of computing the ratio of earnings to combined fixed charges and preferred stock dividend requirements, “earnings” consists of income before cumulative effect of a change in accounting principle plus fixed charges and income taxes, less undistributed income for equity investees. “Fixed charges” consists of interest charges, the amortization of debt discounts and issue costs and the representative interest portion of operating leases. “Preferred dividend requirements” consists of the pre-tax preferred dividend requirement.